FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of February 2011

Gilat Satellite Networks Ltd.

(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated February 22, 2011, announcing Registrant’s results for the fourth quarter and year ended December 31, 2010.

This report on Form 6-K is being incorporated by reference into the Registration Statement on Form F-3 (Registration No. 333-160683) and the Registration Statements on Form S-8 (Registration Nos. 333- 158476, 333-96630, 333-132649, 333-123410, 333-113932, 333-08826, 333-10092, 333-12466 and 333-12988).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated February 22, 2011	By:	/s/ Alon Levy
Alon Levy
Legal Counsel

Gilat Announces Fourth Quarter and Full Year 2010 Results

Petah Tikva, Israel - February 22, 2011 – Gilat Satellite Networks Ltd. (NASDAQ: GILT), a worldwide leader in satellite networking technology, solutions and services, today reported its results for the fourth quarter and year ended December 31, 2010.

Key Highlights:

•	Quarterly revenues of $66.1 million, up 17% compared to fourth quarter 2009
•	Full year revenues increased to $233.0 million
•	Year-on-year operating income (non-GAAP basis) up from $0.3 million to $1.3 million

Revenues for the fourth quarter of 2010 were $66.1 million, compared to $56.6 million for the same period in 2009. Net loss for the fourth quarter of 2010 was $4.9 million or $0.12 per diluted share, compared to a net income of $0.3 million or $0.01 per diluted share in the fourth quarter of 2009. Non-GAAP operating income for the fourth quarter of 2010 was $0.5 million compared to $0.4 million in the fourth quarter of 2009.

Revenues for the twelve month period ended December 31, 2010 were $233.0 million, compared to $228.1 million in the comparable period of 2009. Net income for the twelve month period ended December 31, 2010 was $30.6 million or $0.73 per diluted share, compared to a net income of $1.9 million or $0.04 per diluted share, in the same period of 2009. Non-GAAP operating income for the year ended December 31, 2010 was $1.3 million compared to $0.3 million in full year 2009.

Executive Perspective:
“During 2010, we completed the acquisitions of RaySat Antenna Systems and Wavestream. This is part of our growth strategy to expand our business into the defense and homeland security markets, both in the U.S and internationally. We ended the year with a small increase in revenues and significant growth in backlog, from $180 million to over $232 million”, said Amiram Levinberg, Gilat’s Chief Executive Officer and Chairman of the Board. “We have set our financial management objectives for 2011 to increase our annual revenue to more than $330 million and improve our EBITDA margin to 10%."

Resources:
Fourth Quarter and Full Year 2010 Financial Statements

Recent Announcements:
In November 2010 -- Gilat has completed its previously announced acquisition of Wavestream Corporation. Wavestream's family of Ka, Ku, X and C-band Solid State Power Amplifiers (SSPA) and Block Upconverters (BUC) provide systems integrators with field-proven, high performance solutions designed for mobile and fixed satellite communication (SATCOM) systems worldwide. The company's products have been selected as key components in a number of DoD programs and it has an extensive tier-1 customer list of DoD system integrators. Read

In January 2011 -- the Ministry of Information Technology and Communications of Colombia, together with the country’s National Fund of Development (FONADE), has extended and amended Gilat’s agreements for the provision of services under the Rural Communitarian Telephony and Telecentros projects for an additional one-year term. The extended service agreements are valued at approximately $21 million. Read

Also in January 2011 -- Gilat expanded its leadership position in the US lottery market with multi-year contracts for over 27,000 lottery sites in Texas and Illinois. These recent awards were added to previous awards for Indiana, Louisiana and Iowa, totaling almost 33,000 sites across the five networks. Read

Earlier this month -- Gilat was selected by a defense agency to provide a broadband network for military communications. The network includes Ku and Ka band terminals and will serve various military branches and units as part of a single, unified multi-band communications network, providing mission critical applications and on the move communications. Read

Conference Call and Webcast Details:
Gilat management will host a conference call today at 14:30 GMT/9:30 EST to discuss the results. International participants are invited to access the call at (972) 3-918-0644, and US-based participants are invited to access the call by dialing (888) 281-1137.

The results presentation may be accessed prior to the conference call via Webcast through the Company's website at www.gilat.com.

A replay of the conference call will be available beginning at approximately 17:00 GMT/12:00 EST today, until 17:00 GMT/12:00 EST February 24, 2011.  International participants are invited to access the replay at (972) 3-925-5901, and US-based participants are invited to access the replay by dialing (888) 326-9310. A replay of the call may also be accessed as a webcast via Gilat’s website at www.gilat.com and will be archived for 30 days.

Notes:
(1) The attached summary financial statements were prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). The attached summary financial statements are unaudited. To supplement the consolidated financial statements presented in accordance with GAAP, the Company presents Gilat's EBITDA before the impact of non-cash share-based payment charges, depreciation and amortization and other costs related to acquisition transactions. Non-GAAP presentations of net income, EBITDA and earnings per share are provided to enhance the understanding of the Company's historical financial performance and comparability between periods.

(2) Operating income before depreciation, amortization, non cash stock option expenses as per SFAS 123(R) and other costs related to acquisition transactions ('EBITDA') is presented because it is a measure commonly used and is presented solely in order to improve the understanding of the Company's operating results and to provide further perspective on these results. EBITDA, however, should not be considered as an alternative to operating income or net income for the period as an indicator of the operating performance of the Company.

Similarly, EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Reconciliation between the Company's Operating income and EBIDTA is presented in the attached summary financial statements.

About Gilat Satellite Networks Ltd.:
Gilat is a leading provider of products and professional services for satellite-based broadband communication networks worldwide. Gilat was founded in 1987 and has shipped over 750,000 VSATs (Very Small Aperture Terminals) to more than 85 countries across six continents. Gilat's headquarters are located in Petah Tikva, Israel, and the Company has 16 sales and service offices worldwide. Gilat develops and markets an expansive range of broadband satellite solutions including high-performance VSATs under the SkyEdgeTM and SkyEdge II brands, low-profile antennas for communications-on-the-move, under the RaySat Antenna Systems and the StealthRayTM brands, and next generation solid-state power amplifiers for mission-critical defense and broadcast satellite communications systems under the Wavestream brand. Gilat's wholly-owned subsidiary, Spacenet Inc., is a leading provider of managed services in North America to the business and government segments. Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Media Contact:
Karen Mazor
Gilat Satellite Networks
(972) 54 228 8039
karenm@gilat.com

Amir Aisenberg/Itay Gurmez
Aisenberg Eliash Communications
(972) 3 753 8828

Investor Contact:
Jeff Corbin/ Marybeth Csaby
KCSA Strategic Communications
(212) 896-1214/ (212) 896-1236
gilat@kcsa.com

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
US dollars in thousands
	December 31,	December 31,
	2010	2009
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	57,238	122,672
Short-term bank deposits	-	31,729
Short-term restricted cash	3,839	1,782
Restricted cash held by trustees	1,004	2,137
Trade receivables, net	51,994	45,597
Inventories	29,612	13,711
Other current assets	22,973	19,068
Total current assets	166,660	236,696

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term restricted cash	4,583	4,896
Severance pay fund	10,572	9,912
Long-term trade receivables, receivables in respect of capital
leases and other receivables	6,538	2,204
Total long-term investments and receivables	21,693	17,012

PROPERTY AND EQUIPMENT, NET	103,490	100,532

INTANGIBLE ASSETS AND DEFERRED CHARGES, NET	57,453	2,988

GOODWILL	106,082	-

TOTAL ASSETS	455,378	357,228

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
US dollars in thousands
	December 31,	December 31,
	2010	2009
	Unaudited

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term bank credit	2,129	-
Current maturities of long-term loans and convertible notes	2,186	5,220
Trade payables	18,267	16,838
Accrued expenses	24,591	20,067
Short-term advances from customer, held by trustees	1,004	2,137
Other current liabilities	39,675	28,154

Total current liabilities	87,852	72,416

LONG-TERM LIABILITIES:
Accrued severance pay	10,579	10,011
Long-term loans, net	45,202	9,830
Accrued interest related to restructured debt	575	1,176
Convertible subordinated notes	14,379	15,220
Other long-term liabilities	32,678	16,280

Total long-term liabilities	103,413	52,517

COMMITMENTS AND CONTINGENCIES

EQUITY:
Share capital - ordinary shares of NIS 0.2 par value	1,855	1,832
Additional paid in capital	865,080	863,337
Accumulated other comprehensive income	774	1,341
Accumulated deficit	(603,596)	(634,215)

Total equity	264,113	232,295

TOTAL LIABILITIES AND EQUITY	455,378	357,228

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share data)

	Year ended December 31,		Three months ended December 31,
	2010	2009	2010	2009
	Unaudited		Unaudited	Unaudited

Revenues	232,985	228,059	66,059	56,590
Cost of revenues	153,131	157,628	42,645	37,788
Gross profit	79,854	70,431	23,414	18,802
Research and development expenses:
Expenses incurred	22,194	16,281	7,342	4,016
Less - grants	3,249	2,311	878	591
	18,945	13,970	6,464	3,425
Selling, marketing, general and administrative expenses	63,240	57,125	18,480	15,216
Costs related to acquisition transactions	3,842	-	2,612	-
Operating income (loss)	(6,173)	(664)	(4,142)	161
Financial income (expenses), net	(557)	1,050	(243)	391
Other income	37,360	2,396	75	-
Income (loss) before taxes on income	30,630	2,782	(4,310)	552
Taxes on income	11	904	589	203
Net income (loss)	30,619	1,878	(4,899)	349

Basic net earnings (loss) per share	0.76	0.05	(0.12)	0.01
Diluted net earnings (loss) per share	0.73	0.04	(0.12)	0.01

Weighted average number of shares used in
computing net earnings (loss) per share
Basic	40,467	40,159	40,639	40,245
Diluted	41,985	41,474	40,639	41,664

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENTS OF OPERATIONS
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except per share data)
		Year ended			Year ended
		31 December 2010			31 December 2009
	GAAP	Adjustments (1)	Non-GAAP	GAAP	Adjustments (1)	Non-GAAP
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	232,985	-	232,985	228,059	-	228,059
Cost of revenues	153,131	(1,939)	151,192	157,628	(173)	157,455
Gross profit	79,854	1,939	81,793	70,431	173	70,604
	34%		35%	31%		31%
Research and development expenses:
Expenses incurred	22,194	(172)	22,022	16,281	(80)	16,201
Less - grants	3,249	-	3,249	2,311	-	2,311
	18,945	(172)	18,773	13,970	(80)	13,890
Selling, marketing, general and administrative expenses	63,240	(1,523)	61,717	57,125	(684)	56,441
Costs related to acquisition transactions	3,842	(3,842)	-	-	-	-
Operating income (loss)	(6,173)	7,476	1,303	(664)	937	273
Financial income (expenses), net	(557)	-	(557)	1,050	-	1,050
Other income	37,360	(37,360)	-	2,396	(2,396)	-
Income before taxes on income	30,630	(29,884)	746	2,782	(1,459)	1,323
Taxes on income	11	-	11	904	-	904
Net income	30,619	(29,884)	735	1,878	(1,459)	419

Basic net earnings per share	0.76		0.02	0.05		0.01
Diluted net earnings per share	0.73		0.02	0.04		0.01

Weighted average number of shares used in
computing net earnings per share
Basic	40,467		40,467	40,159		40,159
Diluted	41,985		42,806	41,474		42,418

(1) Adjustments reflect the effect of non-cash stock options expenses as per SFAS123R, costs related to acquisition transactions, amortization of intangible assets related to acquisition transactions and other income.

	Year ended	Year ended
	31 December 2010	31 December 2009
Non-cash stock-based compensation expenses:
Cost of Revenues	281	173
Research and development	172	80
Selling, general, marketing and administrative	1,273	684
	1,726	937
Amortization of intangible assets related to acquisition transactions:
Cost of Revenues	1,658	-
Selling, general, marketing and administrative	250	-
	1,908	-

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENTS OF OPERATIONS
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except per share data)
		Three months ended			Three months ended
		31 December 2010			31 December 2009
	GAAP	Adjustments (1)	Non-GAAP	GAAP	Adjustments (1)	Non-GAAP
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	66,059	-	66,059	56,590	-	56,590
Cost of revenues	42,645	(1,512)	41,133	37,788	(53)	37,735
Gross profit	23,414	1,512	24,926	18,802	53	18,855
	35%		38%	33%		33%
Research and development expenses:
Expenses incurred	7,342	(48)	7,294	4,016	(24)	3,992
Less - grants	878	-	878	591	-	591
	6,464	(48)	6,416	3,425	(24)	3,401
Selling, marketing, general and administrative expenses	18,480	(466)	18,014	15,216	(186)	15,030
Costs related to acquisition transactions	2,612	(2,612)	-	-	-	-
Operating income (loss)	(4,142)	4,639	497	161	263	424
Financial income (expenses), net	(243)	-	(243)	391	-	391
Other income	75	(75)	-	-	-	-
Income (loss) before taxes on income	(4,310)	4,564	254	552	263	815
Taxes on income	589	-	589	203	-	203
Net income (loss)	(4,899)	4,564	(335)	349	263	612

Basic net earnings (loss) per share	(0.12)		(0.01)	0.01		0.02
Diluted net earnings (loss) per share	(0.12)		(0.01)	0.01		0.01

Weighted average number of shares used in
computing net earnings (loss) per share
Basic	40,639		40,639	40,245		40,245
Diluted	40,639		40,639	41,664		42,431

(1) Adjustments reflect the effect of non-cash stock options expenses as per SFAS123R, costs related to acquisition transactions, amortization of intangible assets related to acquisition transactions and other income.

	Three months ended	Three months ended
	31 December 2010	31 December 2009
Non-cash stock-based compensation expenses:
Cost of Revenues	77	53
Research and development	48	24
Selling, general, marketing and administrative	307	186
	432	263

Amortization of intangible assets related to acquisition transactions:
Cost of Revenues	1,435	-
Selling, general, marketing and administrative	159	-
	1,595	-

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
US dollars in thousands
	Year ended December 31,		Three months ended December 31,
	2010	2009	2010	2009
	Unaudited		Unaudited

Cash flows from operating activities:
Net income (loss)	30,619	1,878	(4,899)	349
Adjustments required to reconcile net income
to net cash provided by (used in) operating activities:
Depreciation and amortization	14,794	14,509	4,855	3,645
Gain from redemption of convertible notes	-	(78)	-	(56)
Gain from the sale of an investment accounted for at cost	(24,314)	(2,597)	-	-
Stock-based compensation related to employees	1,726	937	432	263
Accrued severance pay, net	(135)	(1,113)	(2)	(298)
Accrued interest and exchange rate differences on
short and long-term restricted cash, net	(201)	256	195	103
Accrued interest and exchange rate differences on
marketable securities and short term bank deposits, net	(45)	(349)	181	(17)
Exchange rate differences on long-term loans	(415)	212	(107)	(108)
Exchange rate differences on loans to employees	-	(5)	-	(1)
Capital loss from disposal of property and equipment	270	163	-	26
Deferred income taxes	(250)	992	(246)	669
Decrease (increase) in trade receivables, net	(1,562)	14,294	4,733	1,206
Decrease (increase) in other assets (including short-term, long-term
and deferred charges)	(5,559)	6,530	(1,015)	(860)
Decrease (increase) in inventories	(2,946)	8,995	(2,584)	1,676
Increase (decrease) in trade payables	(4,759)	(6,855)	(1,059)	4,542
Increase (decrease) in accrued expenses	2,256	(6,034)	3,156	(3,549)
Increase (decrease) in advances from customer, held
by trustees, net	(1,133)	(22,032)	(3,158)	(3,274)
Increase (decrease) in other accounts payable and other long term liabilities	4,574	(9,909)	2,920	1,530
Net cash provided by (used in) operating activities	12,920	(206)	3,402	5,846

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
US dollars in thousands

	Year ended December 31,		Three months ended December 31,
	2010	2009	2010	2009
	Unaudited		Unaudited	Unaudited
Cash flows from investing activities:
Purchase of property and equipment	(7,638)	(4,485)	(2,182)	(1,544)
Proceeds from sale of an investment accounted for at cost	24,314	2,597	-	-
Purchase of held-to-maturity marketable securities and deposits	(30,693)	(130,961)	-	(31,691)
Proceeds from held-to-maturity marketable securities and deposits	62,384	162,615	22,507	25,193
Purchase of available-for-sale marketable securities	(4,804)	-	-	-
Proceeds from available-for-sale marketable securities	4,888	-	4,888	-
Loans to employees, net	14	39	10	4
Investment in restricted cash held by trustees	(12,346)	(3,056)	-	(3,056)
Proceeds from restricted cash held by trustees	13,673	24,834	2,963	6,225
Investment in restricted cash (including long-term)	(2,941)	(90)	(2,478)	(3)
Proceeds from restricted cash (including long-term)	1,339	7,696	5	6,667
Acquisitions of subsidiaries, net of cash acquired	(153,883)	-	(127,566)	-
Purchase of intangible asset	(2,515)	-	(15)	-
Net cash provided by (used in) investing activities	(108,208)	59,189	(101,868)	1,795

Cash flows from financing activities:
Repayment of convertible notes	(839)	-	-	-
Early redemption of convertible notes	-	(170)	-	(125)
Issuance of restricted stock units and exercise of stock options	39	11	6	2
Short-term bank credit, net	(946)	(6,500)	(1,173)	(6,500)
Proceeds from long-term loans	40,000	-	40,000	-
Repayment of long-term loans	(8,409)	(4,350)	(4,128)	(91)
Net cash used in financing activities	29,845	(11,009)	34,705	(6,714)

Effect of exchange rate changes on cash and cash equivalents	9	782	27	50

Increase (decrease) in cash and cash equivalents	(65,434)	48,756	(63,734)	977

Cash and cash equivalents at the beginning of the period	122,672	73,916	120,972	121,695

Cash and cash equivalents at the end of the period	57,238	122,672	57,238	122,672

GILAT SATELLITE NETWORKS LTD.
CONDENSED EBITDA
US dollars in thousands

	Year ended December 31,		Three months ended December 31,
	2010	2009	2010	2009
	Unaudited	Unaudited	Unaudited	Unaudited

Operating income	(6,173)	(664)	(4,142)	161
Add:
Non-cash stock-based compensation expenses	1,726	937	432	263
Costs related to acquisition transactions	3,842	-	2,612	-
Deprecation and amortization	14,794	14,509	4,855	3,645
EBITDA	14,189	14,782	3,757	4,069